UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549
FORM 4/A
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( )  Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1.  Name and Address of Reporting Person
    Allen, Dana R.

    63 Pelican Lane
    Redwood City, CA 94065
    USA
2.  Issuer Name and Ticker or Trading Symbol
    TMS, Inc./TMSS

3.  IRS or Social Security Number of Reporting Person (Voluntary)
    ###-##-####
4.  Statement for Month/Year


5.  If Amendment, Date of Original (Month/Year)
    February 2000

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X)
    Other
     (specify below)
    > 5% owner
7.  Individual or Joint/Group Filing (Check Applicable Line)
    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person



_______________________________
  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially owned
______________________________________________________________________________________________________________________
1. Title of Security          |2.             |3.             |4.Securities Acquired (A)    |5.Amount of    |6.Dir    |7.Nature of
                                                                                                                      Indirect
                              |Transaction    |Transaction    |or Disposed of (D)           |Securities     |ect      |Beneficial
                                                                                                                      Ownership
                              |Date           |Code           |                             |Beneficially   |(D)or    |
                              |               |       |       |            |(A)|/   |       |Owned at       |Indir    |
                              |               |Code   |V      |Amount      |(D)     |Price  |End of Month   |ect(I)   |
                                                                                                            |
______________________________________________________________________________________________________________________
Common Stock, $.05 par value  |2/16/00        |S      |       |50,088      |D       |.6875  |1,123,673      |D        |
Common Stock, $.05 par value  |2/16/00        |S      |       |50,000      |D       |.7187  |1,123,673      |D        |
Common Stock, $.05 par value  |2/16/00        |S      |       |15,700      |D       |.75    |1,123,673      |D
Common Stock, $.05 par value  |2/17/00        |S      |       |15,000      |D       |.75    |1,123,673      |D
Common Stock, $.05 par value  |2/22/00        |S      |       |25,453      |D       |.6875  |1,123,673      |D
Common Stock, $.05 par value  |2/23/00        |S      |       |20,000      |D       |.5625  |1,123,673      |D
Common Stock, $.05 par value  |2/25/00        |S      |       |10,000      |D       |.50    |1,123,673      |D
Common Stock, $.05 par value  |2/25/00        |S      |       |50,000      |D       |.375   |1,123,673      |D
Common Stock, $.05 par value  |2/28/00        |S      |       |5,086       |D       |.625   |1,123,673      |D
Common Stock, $.05 par value  |2/28/00        |S      |       |76,000      |D       |.6875  |1,123,673      |D
Common Stock, $.05 par value  |2/29/00        |S      |       | 6,200      |D       |.75    |1,123,673      |D
Common Stock, $.05 par value  |2/29/00        |S      |       |62,800      |D       |.6875  |1,123,673      |D



-----------------------------------------------------------------------------------------------------------------------
______________________________________________________________________________________________________________________
________________________________________________________________________________
______________________________________
  Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned
______________________________________________________________________________________________________________________
1.Title of  |2.Con-   |3.          |4.           |5.Number  |6.Date        |7.Title     |8.Price  |9.Number     |10.    |11.Nature
Derivative                                       |of De     |Exer          |and Amount                                  of
  Security  |version  |Transaction |Transaction  |rivative  |cisable and   |  of        |of Deri  |of Deriva    |Dir    |Indirect
                                                 |Secu                     |Underlying
            |or Exer  |Date        |      |      |rities    |Expiration    |Securities  |vative   |tive         |ect    |Beneficial
                                                 |Acqui
            |cise     |            |      |      | red(A)   |Date(Month/   |            |Secu     |Securities   |(D)|
                                                 |or Dis                                                        |Owner
                                                                                                                |ship
            |Price    |            |      |      |posed     |Day/Year)     |            |rity     |Benefi       |or
            |of                                  |of(D)
            |Deriva-  |(Month/     |      |      |          |Date   |Expi  |Title       |Amount   |ficially     |Ind
                                                                    rat-                |or
            |tive     |Day/        |      |      | (A)|/    |Exer-  |ion   |            |Number   |Owned at     |ire
            |Secu-    |Year)       |      |      | (D)      |cisa-  |Date  |            |of       |End of       |ct
                                                                                        |Shares
            |rity     |            |Code  |V     |          |ble    |      |            |         |Month        |(I)
________________________________________________________________________________________________________________________
            |         |            |      |      |     |    |       |      |            |         |0            |       |
            |         |            |      |      |     |    |       |      |            |         |             |       |
--------------------------------------------------------------------------------------------------------------------------
            |         |            |      |      |     |    |       |      |            |         |             |       |
            |         |            |      |      |     |    |       |      |            |         |             |       |
            |         |            |      |      |     |    |       |      |            |         |             |       |
- ------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:The amended total amount of securities beneficially owned at the end of February in item 5 of Table 1 amends all totals subsequent to this amended filing.

SIGNATURE OF REPORTING PERSON
/s/ Dana R. Allen
February 29, 2000